UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment Number 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: August 18, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

Explanatory note

The Company is correcting a form 6-K as filed earlier today, as in the table called “Reconciliation of EBITDA, EBIT, and EBT to pro forma net income attributable to VimpelCom Ltd.:” Net (loss)/income attributable to the non controlling interest for 1Q11 has been changed, due to a manual input error, from USD 403 million to USD 40 million and, as a result, Net income attributable to VimpelCom Ltd. for 1Q11 changed from USD 201 million to USD 564 million. As a result, in the table called “The unaudited pro forma condensed combined financial information for 1Q10, 2Q10, 3Q10, 4Q10, FY10 and 1Q11” Net income attributable to VimpelCom Ltd. for 1Q11 also changed from USD 201 million to USD 564 million.

VIMPELCOM PUBLISHES PRO FORMA FINANCIAL INFORMATION

Amsterdam (August 18, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading global provider of telecommunications services, today announced, for comparative purposes only, the publication of unaudited pro forma condensed combined financial information for 1Q10, 2Q10, 3Q10, 4Q10, FY10 and 1Q11.

VimpelCom established a new organizational structure following the acquisition of Wind Telecom to support the successful development of VimpelCom’s enlarged commercial and geographic footprint. The Company’s corporate headquarters are in Amsterdam with centralized corporate functions. The Company has organized its business in five Business Units:

•	Russia;

•	Europe and North America (including Italy and Canada);

•	Africa and Asia (including Orascom Telecom and South East Asia);

•	Ukraine; and

•	The Commonwealth of Independent States (CIS).

The primary reporting segmentation for VimpelCom will be structured following these geographical Business Units.

The unaudited pro forma condensed combined financial information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transactions with Wind Telecom S.p.A. (“Wind Telecom”) and Kyivstar CJSC (“Kyivstar”) occurred on January 1, 2010 (the “Combination Transactions”). As previously reported, on April 21, 2010, VimpelCom completed the combination of OJSC “Vimpel-Communications” (“OJSC VimpelCom”) and Kyivstar CJSC (“Kyivstar”), and on April 15, 2011, VimpelCom acquired 100% of Wind Telecom. As a result of the Wind Telecom acquisition, the Company owns indirectly 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”).

The unaudited pro forma condensed combined financial information assumes that all spin-offs that are part of the transaction consideration for Wind Telecom would have happened on January 1, 2010, and that the sale of Orascom Telecom Tunisia also happened on that date.

The unaudited pro forma condensed combined financial information has been prepared in accordance with US GAAP, whereby the Combination Transactions were accounted for under the acquisition method of accounting in accordance with Accounting Standard Codification ASC 805, Business Combinations. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date. The historical financial information for Wind Telecom and Kyivstar was derived from the accounting records maintained under IFRS, as issued by the IASB, and reconciled to U.S. GAAP.

The unaudited pro forma condensed combined financial information does not purport, and should not be relied upon, to indicate the results that would have been obtained had the Combination Transactions actually been completed on January 1, 2010, nor does this information purport to indicate the results which may be realized in the future. Definitions for financial information are provided at the end of this press release.

The unaudited pro forma condensed combined financial information has been adjusted to give effect to events that are:

•	Directly attributable to the acquisitions,

•	Factually supportable; and

•	Expected to have a continuing impact on the combined results, that is, excluding one-off adjustments which are not deemed to repeat in the future, except those described below.

The unaudited pro forma results have been mainly adjusted with respect to certain aspects of the acquisitions of Wind Telecom and Kyivstar to reflect:

•

The pro forma adjustments of the estimated impact of the preliminary purchase accounting adjustments in relation to the Wind Telecom acquisition. These adjustments mainly relate to depreciation and amortization to reflect the changes in the estimated fair value taking into account the estimated remaining useful life of the acquired tangible and intangible assets. As further evaluation of the tangible and intangible assets acquired is performed, there could be changes in fair value allocated and the estimated remaining useful lives.

•

Due to the assumption that the Wind Telecom acquisition closed January 1, 2010, the interest expense incurred on the redeemable shares of Wind Telecom acquired in conjunction with the acquisition would not have been incurred. Accordingly the interest expense associated with these instruments has been eliminated.

•

The estimate of the incremental interest expense resulting from the financing to fund the Wind Telecom acquisition and to repay/refinance existing debt within the acquired entities, offset by the reversal of a onetime expense related to debt issuance costs of the Wind Telecom re-financing.

•	Income taxes on the above adjustments have been estimated taking into consideration the local jurisdictions and estimated income tax rates.

•	Financial information for Kyivstar for the period from January 1, 2010 to April 20, 2010.

The unaudited pro forma condensed combined financial information does not reflect future events that may occur, including, but not limited to, the anticipated realization of ongoing savings from operating synergies in subsequent periods.

Due to the recent closing of the Wind Telecom acquisition, the Company has not yet finalized the purchase price allocation, e.g. the calculation of the fair value of the assets and liabilities, and the determination of goodwill. Accordingly, the unaudited pro forma condensed combined financial information disclosed in this press release is subject to change.

While we generally translate our results from functional currencies into our reporting currency (the U.S. Dollar) on a monthly basis, for pro forma purposes the translation for the newly acquired businesses was performed on an accumulated basis using year-to date average rates.

The unaudited pro forma condensed combined financial information for 1Q10, 2Q10, 3Q10, 4Q10, FY10 and 1Q11:

USD mln	1Q10	2Q10	3Q10	4Q10	FY10	1Q11
Unaudited pro forma

Net operating revenues	5,189	5,488	5,519	5,633	21,828	5,481

Of which:
BU Russia	1,919	2,042	2,099	2,102	8,162	2,064

BU Europe & North America	1,817	1,829	1,773	1,988	7,407	1,863

BU Africa & Asia	847	901	910	895	3,553	891

BU Ukraine	357	387	426	404	1,575	375

BU CIS	295	336	361	362	1,354	351

EBITDA	2,215	2,368	2,435	2,266	9,284	2,257

Of which:
BU Russia	911	963	988	913	3,775	868

BU Europe & North America	635	669	683	682	2,670	650

BU Africa & Asia	371	377	385	337	1,471	404

BU Ukraine	175	208	239	217	838	202

BU CIS	139	161	160	155	615	159

EBITDA margin	42.7%	43.1%	44.1%	40.2%	42.5%	41.2%

EBIT	1,072	1,257	1,297	871	4,497	1,083

Financial Income and Expenses	(580)	(448)	(493)	(470)	(1,991)	(485)

Net foreign exchange (loss)/gain and others	77	(493)	(24)	(188)	(628)	197

EBT	568	316	779	214	1,877	795

Income tax expense	(255)	(170)	(316)	(309)	(1,050)	(191)

Net Income attributable to VimpelCom Ltd.	283	219	460	(52)	909	564

Capex					3,959	704

Capex/Revenue					18.1%	12.8%

Reconciliation of EBITDA, EBIT, and EBT to pro forma net income attributable to VimpelCom Ltd.:

USD mln	1Q 10	2Q 10	3Q 10	4Q 10	FY10	1Q 11
Unaudited pro forma

EBITDA	2,215	2,368	2,435	2,266	9,284	2,257

Adjustment for Certain non-operating items	2	3	19	4	29	2

Depreciation	(751)	(722)	(742)	(917)	(3,133)	(839)

Amortization	(386)	(379)	(387)	(366)	(1,519)	(358)

Impairment loss	(6)	(9)	(9)	(112)	(136)	23

Operating income	1,073	1,260	1,316	875	4,524	1,085

Adjustment for Certain non-operating items	(2)	(3)	(19)	(4)	(29)	(2)

EBIT	1,072	1,257	1,297	871	4,497	1,083

Financial income and expenses	(580)	(448)	(493)	(470)	(1,991)	(485)

- including Interest income	29	66	22	12	129	36

- including Interest expense	(609)	(514)	(516)	(482)	(2,121)	(520)

Net foreign exchange (loss)/gain and others	77	(493)	(24)	(188)	(628)	197

- including Net foreign exchange (loss)/gain	100	(299)	121	(11)	(89)	209

- including Equity in net (loss)/gain of associates	(38)	(22)	(16)	(11)	(87)	27

- including Other (expense)/income, net	12	(175)	(149)	(170)	(481)	(41)

- Including Adjustment for Certain non-operating items	2	3	19	4	29	2

EBT	568	316	779	214	1,877	795

Income tax expense	(255)	(170)	(316)	(309)	(1,050)	(191)

Net income	312	146	463	(95)	826	604

Net (loss)/income attributable to the noncontrolling interest	31	(73)	3	(43)	(82)	40

Net Income attributable to VimpelCom Ltd.	283	219	460	(52)	909	564

Definitions

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and excludes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of Wind Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

EBT is a non-U.S. GAAP measure and is calculated as EBIT minus Financial income and expenses (which is calculated by subtracting interest income from interest expense) and Net foreign exchange (loss)/gain and others. Our management uses EBT as a supplemental performance measure and believes that it provides useful information about earnings of the Company before making accruals for income tax expenses. Reconciliation of EBT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

About VimpelCom Ltd.

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had pro forma 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com

For more information please contact:

Investor Relations:

VimpelCom Ltd.

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 203 (Amsterdam)

Media and Public Relations:

VimpelCom Ltd.

Elena Prokhorova

pr@vimpelcom.com

Tel: +7(495) 725-0708 (Moscow)